UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

February 28, 2023

FREEDOM ACQUISITION I CORP.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40117	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

14 Wall Street, 20th Floor New York, NY	10005
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 618-1798

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	FACT	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	FACT WS	The New York Stock Exchange
Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant	FACT.U	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment to Investment Management Trust Agreement

On February 28, 2023, shareholders of Freedom Acquisition I Corp., a Cayman Islands exempted company (“Freedom”), approved an amendment (the “Trust Amendment”) to that certain Investment Management Trust Agreement, dated as of February 25, 2021 (the “Trust Agreement”), by and between Freedom and Continental Stock Transfer & Trust Company, a New York corporation, as trustee (“Continental”). The Trust Agreement originally provided that Continental would commence liquidation of the trust account established in connection with Freedom’s initial public offering (the “IPO”) (the “Trust Account”) only and promptly (x) after its receipt of the applicable instruction letter delivered by Freedom in connection with either the consummation of an initial business combination or Freedom’s inability to effect an initial business combination within the time frame specified in Freedom’s amended and restated memorandum and articles of association (the “Articles”) or (y) upon the date that is the later of March 2, 2023 and such later date as may be approved by Freedom’s shareholders in accordance with the Articles, if the aforementioned termination letter has not been received by Continental prior to such date. The Trust Amendment provides that Continental shall commence liquidation of the Trust Account only and promptly (x) after its receipt of the applicable instruction letter delivered by Freedom in connection with either the consummation of an initial business combination or Freedom’s inability to effect an initial business combination within the time frame specified in the Articles or (y) upon the date that is the later of the Extended Date (as defined in Item 5.07 hereof) and such later date as may be approved by Freedom’s shareholders in accordance with the Articles, if the aforementioned termination letter has not been received by Continental prior to such date. The Trust Amendment also memorializes the Contributions (as defined in Item 5.07 hereof).

The foregoing description is qualified in its entirety by the full text of the Trust Amendment, which is attached to this Current Report on Form 8-K as Exhibit 10.1 and incorporated herein by reference.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The information disclosed in Item 5.07 of this Current Report on Form 8-K under the heading “Proposal 1” is incorporated by reference into this Item 5.03 to the extent required.

Item 5.07 Submission of Matters to a Vote of Security Holders.

Extraordinary General Meeting

On February 28, 2023, Freedom held an extraordinary general meeting (the “Extraordinary General Meeting”), at which holders of 35,373,848 ordinary shares, comprised of 26,773,848 Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), and 8,600,000 Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares” and together with the Class A Ordinary Shares, the “Ordinary Shares”), were present in person or by proxy, representing approximately 82.02% of the voting power of the 43,125,000 issued and outstanding Ordinary Shares of Freedom entitled to vote at the Extraordinary General Meeting at the close of business on January 23, 2023, which was the record date (the “Record Date”) for the Extraordinary General Meeting (such shares, the “Outstanding Shares”). The Outstanding Shares on the Record Date were comprised of 34,500,000 Class A Ordinary Shares and 8,625,000 Class B Ordinary Shares. Shareholders of record as of the close of business on the Record Date are referred to herein as “Shareholders.”

In connection with the Extension (as defined below), public shareholders properly elected to redeem an aggregate of 23,256,504 Class A Ordinary Shares at a redemption price of $10.21 per share, representing approximately 67.41% of the issued and outstanding Class A Ordinary Shares, for an aggregate redemption amount of approximately $237,372,952. Following such redemptions, approximately $114,759,374, not including the additional contribution of $1,200,000 (as described below), will remain in the Trust Account and 11,243,496 Class A Ordinary Shares remain outstanding.

A summary of the voting results at the Extraordinary General Meeting for each of the proposals is set forth below.

Proposal 1

The Shareholders approved, by special resolution, the proposal to amend the Articles (the “Extension Amendment”) to extend the date by which Freedom must (i) consummate a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination, which Freedom refers to as its initial business combination, (ii) cease its operations except for the purpose of winding up if it fails to complete such initial business combination, and (iii) redeem all of the Class A Ordinary Shares, included as part of the units sold in the IPO, for an additional three months, from March 2, 2023 to June 2, 2023, and thereafter to up to three (3) times by an additional one month each time (or up to September 2, 2023) (the “Extension,” such date, the “Extended Date,” and such proposal, the “Extension Amendment Proposal”), in the form attached as Annex A to the proxy statement dated February 10, 2023, as supplemented (the “Proxy Statement”). The voting results for such proposal were as follows:

For	Against	Abstain
35,047,305	326,543	0

A copy of the Extension Amendment as adopted on February 28, 2023 by the special resolution of the Shareholders is attached to this Current Report on Form 8-K as Exhibit 3.1 and incorporated herein by reference.

As a result of the approval of the Extension Amendment Proposal, Freedom Acquisition I LLC, a Cayman Islands limited liability company (or one or more of its affiliates, members or third-party designees) (the “Lender”), shall provide funds to Freedom to make a deposit into the Trust Account in the amount of $1,200,000, which was the lesser of (i) $0.12 for each Class A Ordinary Share that was not redeemed in connection with the Extraordinary General Meeting and (ii) $1,200,000 in connection with a three (3) month extension from March 2, 2023 to June 2, 2023, and thereafter, to the extent necessary and as applicable, shall make deposits of the lesser of (i) $0.04 for each Class A Ordinary Share that was not redeemed in connection with the Extraordinary General Meeting and (ii) $400,000 for each additional one month thereafter (up to September 2, 2023) (together, the “Contributions”), in exchange for a non-interest bearing, unsecured promissory note issued by Freedom to the Lender.

The promissory note will be repayable by Freedom to Lender only upon consummation of a business combination. The promissory note will be forgiven by Lender if Freedom is unable to consummate a business combination before the Extended Date, except to the extent of any funds held outside of the Trust Account.

Proposal 2

The Shareholders approved by the affirmative vote of at least sixty-five percent (65%) of the votes cast of the outstanding Ordinary Shares, voting together as a single class, the proposal to amend the Trust Agreement in the form set forth in Annex B of the Proxy Statement, by and between Freedom and Continental, to reflect the Extension. The voting results for such proposal were as follows:

For	Against	Abstain
35,047,305	326,543	0

Proposal 3

The proposal to approve the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there were insufficient votes for, or otherwise in connection with, the Extension Amendment Proposal, was not presented at the Extraordinary General Meeting, as the Extension Amendment Proposal received a sufficient number of votes for approval.

Important Information and Where to Find It

This Current Report on Form 8-K may contain information relating to a proposed business combination between Freedom and Complete Solaria, Inc. (“Complete Solaria”). In connection with the proposed transaction, Freedom has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement for the solicitation of Freedom shareholder approval and a prospectus for the offer and sale of Freedom securities in the proposed transaction with Complete Solaria, and other relevant documents with the SEC to be used at its extraordinary general meeting of shareholders to approve the proposed transaction with Complete Solaria. Promptly after the Registration Statement is declared effective, the proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF FREEDOM AND COMPLETE SOLARIA ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of documents filed by Freedom with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Freedom, Complete Solaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Freedom’s shareholders in connection with the proposed transaction between Freedom and Complete Solaria. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction will be contained in the proxy statement/prospectus pertaining to the proposed transaction when available as described in the preceding paragraph.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This Current Report on Form 8-K may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the referenced and proposed transaction. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements are forecasts, predictions, projections and other statements about future events that are based on current expectations, hopes, beliefs, intentions, strategies and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all; (ii) the risk that the proposed business combination may not be completed by Freedom’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Freedom; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination; (iv) the effect of the announcement or pendency of the proposed business combination on Complete Solaria’s business relationships, operating results, and business generally; (v) risks that the proposed business combination disrupts current plans and operations of the companies or diverts managements’ attention from Complete Solaria’s ongoing business operations and potential difficulties in employee retention as a result of the announcement and consummation of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted in connection with the proposed business combination; (vii) the ability to maintain the listing of Freedom’s securities on a national securities exchange; (viii) the price of Freedom’s securities may be volatile due to a variety of factors, including changes in the applicable competitive or regulatory landscapes, variations in operating performance across competitors, changes in laws and regulations affecting Freedom’s or Complete Solaria’s business, and changes in the combined capital structure; (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (x) the ability to recognize the anticipated benefits of the previously consummated Complete Solaria merger and the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) the evolution of the markets in which Complete Solaria will compete; (xii) the costs related to the previously consummated Complete Solaria merger and the proposed business combination; (xiii) any impact of the COVID-19 pandemic on Complete Solaria’s business; and (xiv) Freedom and Complete Solaria’s expectations regarding market opportunities.

The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement and other documents filed by Freedom from time to time with the SEC. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Freedom and Complete Solaria assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Freedom nor Complete Solaria gives any assurance that any of them will achieve its expectations.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

3.1	Amendment to Amended and Restated Memorandum and Articles of Association of Freedom Acquisition I Corp.

10.1	Amendment to Investment Management Trust Agreement, dated February 28, 2023, between Freedom Acquisition I Corp. and Continental Stock Transfer & Trust Company, as trustee.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FREEDOM ACQUISITION I CORP.

Date: March 1, 2023	By:	/s/ Adam Gishen
Name: Adam Gishen
Title: Chief Executive Officer

Exhibit 3.1

AMENDMENT TO THE AMENDED AND RESTATED MEMORANDUM

AND ARTICLES OF ASSOCIATION OF FREEDOM ACQUISITION I CORP.

FREEDOM ACQUISITION I CORP.

(THE “COMPANY”)

(ADOPTED BY SPECIAL RESOLUTION DATED FEBRUARY 28, 2023)

RESOLVED, as a special resolution, that effective February 28, 2023, the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Article 49.7 and 49.8 in their entirety and the insertion of the following language in their place:

49.7

In the event that the Company does not consummate a Business Combination by June 2, 2023 (or up to September 2, 2023), or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a) cease all operations except for the purpose of winding up;

(b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

49.8	In the event that any amendment is made to the Articles:

(a) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination by June 2, 2023 (or up to September 2, 2023); or

(b) with respect to any other material provision relating to Members’ rights or pre-Business Combination activity,

each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.

Exhibit 10.1

AMENDMENT TO INVESTMENT MANAGEMENT TRUST AGREEMENT

This Amendment to the Investment Management Trust Agreement (this “Amendment”) is made effective as of February 28, 2023 by and between Freedom Acquisition I Corp., a Cayman Islands exempted company (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation (the “Trustee”). Capitalized terms contained in this Amendment, but not specifically defined in this Amendment, shall have the meanings ascribed to such terms in that certain Investment Management Trust Agreement, dated as of February 25, 2021, by and between the Company and the Trustee (the “Trust Agreement”).

WHEREAS, a total of $345,000,000 was placed in the Trust Account from the Offering and sale of private warrants;

WHEREAS, the third recital to the Trust Agreement provides that, as described in the Prospectus, $300,000,000 of the gross proceeds of the Offering and sale of the Private Placement Warrants (as defined in the Underwriting Agreement) (or $345,000,000 if the Underwriters’ over-allotment option is exercised in full) will be delivered to the Trustee to be deposited and held in a segregated trust account located at all times in the United States (the “Trust Account”) for the benefit of the Company and the holders of the Ordinary Shares included in the Units issued in the Offering as hereinafter provided (the amount to be delivered to the Trustee (and any interest subsequently earned thereon) is referred to herein as the “Property,” the shareholders for whose benefit the Trustee shall hold the Property will be referred to as the “Public Shareholders,” and the Public Shareholders and the Company will be referred to together as the “Beneficiaries”);

WHEREAS, Section 6(c) of the Trust Agreement provides that certain sections of the Trust Agreement may only be amended with the affirmative vote of holders of sixty-five percent (65%) of the votes cast of the then outstanding Ordinary Shares and Class B ordinary shares, par value $0.0001 per share, of the Company, voting together as a single class (the “Consent of the Shareholders”);

WHEREAS, the Company obtained the Consent of the Shareholders to approve this Amendment; and

WHEREAS, each of the Company and Trustee desire to amend the Trust Agreement as provided herein.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Amendments to Trust Agreement.

(a) The third recital to the Trust Agreement is hereby amended and restated as follows:

“WHEREAS, (i) as described in the Prospectus, $300,000,000 of the gross proceeds of the Offering and sale of the Private Placement Warrants (as defined in the Underwriting Agreement) (or $345,000,000 if the Underwriters’ over-allotment option is exercised in full) will be delivered to the Trustee to be deposited and held in a segregated trust account located at all times in the United States (the “Trust Account”) for the benefit of the Company and the holders of the Ordinary Shares included in the Units issued in the Offering as hereinafter provided and (ii) in connection with a three (3) month extension (from March 2, 2023 to June 2, 2023) to consummate the Business Combination, a deposit of the lesser of (i) $0.12 for each public Ordinary Share that was not redeemed in connection with the Extraordinary General Meeting of the Company’s shareholders (the “Extraordinary General Meeting”) held on February 28, 2023, or on such other date to which such meeting was postponed or adjourned, as applicable, in connection therewith, and (ii) $1,200,000 in connection with a three (3) month extension from March 2, 2023 to June 2, 2023 (the “Deadline”) shall be delivered to the Trustee to be deposited and held in the Trust Account, and thereafter to extend the Deadline up to three (3) times by an additional one month each time (or up to September 2, 2023) by depositing into the Trust Account the lesser of (i) $0.04 for each public Ordinary Share that was not redeemed in connection with the Extraordinary General Meeting in connection therewith and (ii) $400,000 for each additional one month (the amounts to be delivered to the Trustee (and any interest subsequently earned thereon) are referred to herein as the “Property,” the shareholders for whose benefit the Trustee shall hold the Property will be referred to as the “Public Shareholders,” and the Public Shareholders and the Company will be referred to together as the “Beneficiaries”);”.

(b) Section 1(i) is hereby amended and restated as follows:

“(i) Commence liquidation of the Trust Account only after and promptly after (x) receipt of, and only in accordance with the terms of, a letter from the Company (“Termination Letter”) in a form substantially similar to that attached hereto as either Exhibit A or Exhibit B, as applicable, signed on behalf of the Company by its Chief Executive Officer, Chief Financial Officer, President, Executive Vice President, Vice President, Secretary or Chairman of the board of directors of the Company (the “Board”) or other authorized officer of the Company, and, in the case of Exhibit A, acknowledged and agreed to by the Representative, and complete the liquidation of the Trust Account and distribute the Property in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and, in the case of Exhibit B, less up to $100,000 of interest income to pay dissolution expenses), only as directed in the Termination Letter and the other documents referred to therein, or (y) upon the date which is the later of (i) 27 months after the closing of the Offering (June 2, 2023); provided, however, that such date may be extended thereafter up to three (3) times by an additional one (1) month each time (or up to September 2, 2023) and (ii) such later date as may be approved by the Company’s shareholders in accordance with the Company’s amended and restated memorandum and articles of association if a Termination Letter has not been received by the Trustee prior to such date, in which case the Trust Account shall be liquidated in accordance with the procedures set forth in the Termination Letter attached as Exhibit B and the Property in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest income to pay dissolution expenses), shall be distributed to the Public Shareholders of record as of such date;”.

2. Miscellaneous.

(a) This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York.

(b) The parties hereto consent to the jurisdiction and venue of any state or federal court located in the City of New York, State of New York, for purposes of resolving any disputes hereunder. AS TO ANY CLAIM, CROSS-CLAIM OR COUNTERCLAIM IN ANY WAY RELATING TO THIS AGREEMENT, EACH PARTY WAIVES THE RIGHT TO TRIAL BY JURY.

(c) This Amendment is the joint product of the Trustee and the Company and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

(d) This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. Delivery of a signed counterpart of this Amendment by facsimile or electronic transmission shall constitute valid and sufficient delivery thereof.

(e) Except as specified herein, no party to this Amendment may assign its rights or delegate its obligations hereunder to any other person or entity.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first written above.

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Trustee

By:	/s/ Francis Wolf
Name: Francis Wolf
Title: Vice President

FREEDOM ACQUISITION I CORP.

By:	/s/ Adam Gishen
Name: Adam Gishen
Title: Chief Executive Officer

[Signature Page to Amendment to Investment Management Trust Agreement]